APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Good Feeling Hemp LLC
Income Statement - unaudited
For the periods ended 12/31/2020 & 12/31/2021

	Current Period [01/01/2021] to [12/31/2021]	Prior Period [01/01/2020] to [12/31/2020]
REVENUES		
Sales	$ 73,250.71	$ 21,205.05
Other Revenue	212.33	-
TOTAL REVENUES	**73,463.04**	**21,205.05**
COST OF GOODS SOLD		
Cost of Sales	27,574.28	7,633.82
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	27,574.28	7,633.82
GROSS PROFIT (LOSS)	45,888.76	13,571.23
OPERATING EXPENSES		
Advertising and Promotion	4,393.16	7,002.88
Bank Service Charges	175.00	-
Business Licenses and Permits	4,042.65	543.99
Computer and Internet	2,841.80	354.52
Depreciation	-	-
Dues and Subscriptions	1,269.66	-
Insurance	-	-
Meals and Entertainment	1,895.27	207.47
Miscellaneous Expense	7,529.69	864.45
Office Supplies	1,131.59	541.08
Payroll Processing	-	-
Professional Services - Legal, Accounting	4,598.40	1,927.02
Occupancy	14,892.77	4,237.12
Rental Payments	169.51	-
Salaries	42,422.10	12,144.77
Payroll Taxes and Benefits	-	-
Travel	907.22	1,743.02
Utilities	2,380.44	493.19
Website Development	-	-
TOTAL OPERATING EXPENSES	88,649.26	30,059.51

OPERATING PROFIT (LOSS)	(42,760.50)	(16,488.28)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ (42,760.50)	$ (16,488.28)

Good Feeling Hemp LLC
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period	Prior Period
	12/31/2021	12/31/2020
ASSETS		
Current Assets:		
Cash	$ 225.45	$ 6.81
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	3,319.46	1,933.40
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	3,544.91	1,940.21
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	1,430.04	1,005.45
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	1,430.04	1,005.45
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	**$ 4,974.95**	**$ 2,945.66**
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	4,301.74	1,906.72
Payroll Liabilities	-	-
Other Liabilities	-	5,000.00

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		4,301.74		6,906.72
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Capital Stock/Partner's Equity		44,971.71		12,527.22
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		(1,538.00)		-
Net Income (Loss)		(42,760.50)		(16,488.28)
Total Equity		673.21		(3,961.06)
TOTAL LIABILITIES & EQUITY	$	**4,974.95**	$	**2,945.66**
Balance Sheet Check		0.00		(0.00)

Good Feeling Hemp LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/2020 & 12/31/2021

	Current Period [1/1/2021] to [12/31/2021]	Prior Period [1/1/2020] to [12/31/2020]
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(42,761)	(16,488)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	(1,386)	(1,933)
Prepaid Income Taxes		-
Increase (Decrease) in Operating Liabilities:		
Sales Tax Payable	2,395	1,907
Credit Cards Payable	-	-
Total Adjustments	1,009	(27)
Net Cash Flows From Operating Activities	(41,752)	(16,515)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(425)	(1,005)
Short Term Loan		5,000
Net Cash Flows From Investing Activities	(425)	3,995
CASH FLOWS FROM FINANCING ACTIVITIES:		
Investor S.A.F.E	28,500	-
Owner's Investment	15,433	12,527
Member's Withdrawals	(1,538)	-
Net Cash Flows From Financing Activities	42,395	12,527
NET INCREASE (DECREASE) IN CASH	219	7
CASH - BEGINNING	7	-
CASH - ENDING	226	7

I, Martel Matthews, certify that:

1. The financial statements of Good Feeling LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Good Feeling LLC included in this Form reflects accurately the information reported on the tax return for Good Feeling LLC for the fiscal year ended 2020 (most recently available as of the Date of this Form C).

Signature   *Martel Matthews*

Name: Martel Matthews

Title: CEO & Co-Founder